UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
 Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo 1st Quarter Results dated 23 May 2024

Press Release

23 May 2024

Argo Blockchain plc

("Argo" or "the Company")

Q1 2024 Results (Unaudited)

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce its unaudited financial results for the quarter ended 31 March 2024. All $ amounts are in United States Dollars ("USD") unless otherwise stated.

Q1 2024 Financial Results

●     The Company ended the quarter with cash of $12.4 million and held 11 Bitcoin ("BTC") or Bitcoin Equivalent
●     Reduced debt by $12.4 million during the quarter, a 19% reduction of the December 31, 2023 balance
●     Revenue of $16.8 million, an increase of 4% compared to Q4 2023
●     Total BTC mined in the quarter was 319, or 3.5 BTC per day
●     Mining margin percentage for the quarter was 38% an increase on the 34% mining margin percentage achieved in Q4 2023
●     Gain on sale of Mirabel facility of $3.0 million, net of tax
●     Net loss of $3.2 million
●     Adjusted EBITDA of $3.8 million

Management Commentary

Thomas Chippas, Chief Executive Officer of Argo, said: "The Argo team's continued focus on financial discipline and operational excellence can be seen in this quarter's results. Q1 was strong in terms of revenue and earnings, both of which increased compared to Q4 2023. We exited the Bitcoin halving with cash of over $12 million, Q1 debt reduction of over $12 million and streamlined Quebec operations resulting from the sale of Mirabel. We are enthusiastic about Argo's future growth and development, and are dedicated to delivering value to our shareholders."

Earnings Conference Call

Argo will host a conference call to discuss its results at 10:00 ET / 15:00 BST today, Thursday 23 May 2024. The live webcast of the call can be accessed via the Investor Meet Company platform.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors already following Argo Blockchain on the Investor Meet Company platform will be invited automatically.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA are financial measures not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, Adjusted EBITDA removes such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. These measures should not be considered as an alternative to gross margin or net income/(loss), as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

GROUP STATEMENT OF COMPREHENSIVE INCOME

Figures in '000 except per share	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
	$	$

Revenues	16,840	11,264
Direct costs	(10,439)	(6,058)
Mining margin	6,401	5,206
Depreciation of mining equipment	(4,833)	(6,015)
Change in fair value of digital currencies	293	(77)
Gross profit (loss)	1,861	(886)

Operating costs and expenses	(3,152)	(3,558)
Restructuring and transaction related fees	(561)	(797)
Foreign exchange	192	634
Loss on hedging	(397)	-
Depreciation/amortisation	(232)	(319)
Share based compensation	(1,911)	(984)
Operating profit (loss)	(4,200)	(5,910)

Gain on sale of subsidiary (Mirabel)	3,397	-
Gain on disposal of fixed assets	75	-
Finance costs	(2,317)	(3,283)
Other income	230	1
Profit/(loss) before taxation	(2,815)	(9,192)

Tax credit / (expense)	(340)	-

Profit/(loss) after taxation	(3,155)	(9,192)

Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
Currency translation reserve	728	(401)
Total other comprehensive income (loss), net of tax	728	(401)
Total comprehensive loss attributable to the equity holders of the Company	(2,426)	(9,593)
Earnings per share attributable to equity owners
Basic loss per share	$(0.01)	$(0.02)
Diluted loss per share	$(0.01)	$(0.02)

The income statement has been prepared on the basis that all operations are continuing operations.

GROUP STATEMENT OF FINANCIAL POSITION

	As at March 31, 2024	As at December 31, 2023
Figures in '000	$	$

ASSETS
Non-current assets
Investments at fair value through profit or loss	400	400
Investments accounted for using the equity method	-	-
Intangible fixed assets	1,044	888
Property, plant and equipment	53,771	59,728
Right of use assets	-	-
Total non-current assets	55,215	61,016

Current assets
Cash and cash equivalents	12,444	7,443
Trade and other receivables	2,214	3,835
Assets held for sale	-	3,261
Digital assets	810	385
Total current assets	15,468	14,924

Total assets	70,683	75,940

EQUITY AND LIABILITIES
Equity
Share Capital	763	712
Share Premium	219,522	209,779
Share based payment reserve	12,680	11,844
Currency translation reserve	(30,858)	(30,129)
RSU/PSU Reserve	1,156	322
Accumulated surplus / (deficit)	(195,525)	(192,370)
Total equity	7,738	158

Current liabilities
Trade and other payables	10,670	11,175
Loans and borrowings	12,680	14,320
Corporation Tax	449	-
Liabilities associated with assets held for sale	-	2,090
Total current liabilities	23,799	27,585
Non-current liabilities
Issued debt - bond	38,346	38,170
Loans	800	10,027
Total liabilities	62,945	75,782

Total equity and liabilities	70,683	75,940

GROUP STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
Figures in '000	$	$
Cash flows from operating activities
Loss before tax	(2,815)	(9,192)
Adjustments for:
Depreciation/Amortisation	5,065	6,334
Foreign exchange	(192)	(634)
Fair value change in digital assets through profit or loss	(293)	78
Revenue from digital assets	(16,840)	(11,438)
Loss on hedging	397	-
Finance cost	2,317	3,283
Gain on disposal of fixed assets	(75)	-
Proceeds from sale of digital assets	16,423	11,783
Share based compensation	1,911	984
Gain on sale of subsidiary	(3,397)	-
Cash flow from operating activities before working capital changes	2,500	1,197

Working capital changes:
Increase in trade and other receivables	1,086	(514)
Decrease in trade and other payables	(307)	(3,359)
Income taxes paid	-	(213)
Net cash used in operating activities	3,279	(2,889)

Investing activities
Interest received	126	-
Proceeds from sale of tangible fixed assets	894	-
Proceeds from sale of subsidiary and investment	6,119	-
Net cash used in investing activities	7,139	-

Financing activities
Lease payments	-	-
Loan repayments	(12,617)	(245)
Interest paid	(1.966)	(2,424)
Proceeds from shares issued - net of issue costs	9,349	-
Net cash generated used in financing activities	(5,234)	(2,669)

Net decrease in cash and cash equivalents	5,185	(5,558)
Effect of foreign exchange on cash	(184)	16
Cash and cash equivalents, beginning of period	7,443	20,092
Cash and cash equivalents at end of period	12,444	14,550

The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the three months ended 31 March 2024 and three months ended 31 March 2023.

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
Figures in '000	$	$

Net income/(loss)	(3,155)	(9,192)

Interest expense	2,317	3,283
Depreciation / amortisation	5,065	6,334
Income tax (credit) / expense	340	-
EBITDA	4,567	425
Restructuring and transaction related fees	561	797
Foreign exchange gain	(192)	(634)
Share based payment charge	1,911	984
Gain on sale of investment	(3,397)	-
Loss on hedging	397	-
Adjusted EBITDA	3,847	1,572

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer